Exhibit 21
Subsidiaries of the Registrant
The information below is provided, as of December 31, 2014 with respect to the subsidiaries of the Registrant, all of which are wholly owned by the Corporation, directly or indirectly. The names of certain inactive subsidiaries and other consolidated subsidiaries of the Registrant have been omitted because such subsidiaries would not constitute a significant subsidiary, individually or in the aggregate.

Name	Organized Under the Laws of
Curtiss Wright Controls Inc.	Delaware
Curtiss-Wright Electro-Mechanical Corporation	Delaware
Curtiss-Wright Flow Control Corporation	New York
Dy4 Systems, Inc. (DY4 Canada)	Ontario
Metal Improvement Company, LLC	Delaware
Tapco International Inc.	Delaware